Exhibit (d)(11)

                            Nonqualified Stock Option
                                Granted Under the
                             2001 Stock Option Plan



     Nonqualified Stock Option granted by B/E Aerospace, Inc., a Delaware corporation (the "Company"), to ____________ an employee of the Company (the "Employee"), pursuant to the Company's 2001 Stock Option Plan, as in effect as of the date hereof (the "Plan"). Capitalized terms used herein without definition shall have the meaning set forth in the Plan.

1.   Grant of Option.

     This certificate (the "Certificate") evidences the grant by the Company on _________ (the "Date of Grant") to the Employee of an option (the "Option") to purchase, in whole or in part, on the terms herein provided, a total of _____ shares of the common stock of the Company (the "Common Stock") at $____ per share, which is not less than the Fair Market Value of the Common Stock on the last business day preceding the Date of Grant of the Option.

2.   Term; Final Expiration Date.

     Unless terminated earlier pursuant to Section 9 of the Plan, the term of the Option shall be 10 years from the Date of Grant and the Option shall expire on _________ (the "Final Expiration Date").

3.   Vesting Schedule.

     This Option is exercisable, in accordance with Section 7(f) of the Plan, in the following installments on a cumulative basis, but in no event may the Option be exercised later than the Final Expiration Date:

     ____ shares of Common Stock on and after the Date of Grant;

     ____ additional shares of Common Stock on and after _________, the first anniversary of the Date of Grant;

     ____ additional shares of Common Stock on and after _________, the second anniversary of the Date of Grant; and

     ____ additional shares of Common Stock on and after _________, the third anniversary of the Date of Grant.

4.   Exercise of Option.

     Each election to exercise the Option shall be in writing, signed by the Employee or by his or her executor or administrator or the person or persons to whom the Option is transferred pursuant to Section 8 of this Certificate (the "Permitted Transferee"), and received by the Company at its principal office, accompanied by this Certificate, and payment in full as provided in the Plan. The exercise price may be paid, subject to the provisions of Section 8(d) of the Plan, by:

      (i) delivery of cash, personal check, certified check, bank draft, money order or wire transfer;

     (ii) delivery of Common Stock of the Company (held for at least six months) having a Fair Market Value on the last business day preceding the date of exercise equal to the exercise price;
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    (iii) delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price; or

     (iv) any combination of the permissible forms of payment.

In the event that the Option is exercised by a Permitted Transferee or the Employee's executor or administrator, the Company shall be under no obligation to deliver shares of Common Stock hereunder unless and until the Company is satisfied as to the authority of the person or persons exercising the Option.

5.   Notice of Disposition.

     The person exercising the Option shall notify the Company when he or she makes any disposition of the shares of Common Stock acquired upon exercise of the Option, whether by sale, gift or otherwise.

6.   Application of Stock Transfer Agreement.

     If at the time when the Option is exercised the Company is a party to any agreement restricting the transfer of any outstanding shares of its Common Stock, the Option may be exercised only if the shares of Common Stock so acquired are made subject to the transfer restrictions set forth in that agreement (or if more than one such agreement is then in effect, the agreement specified by the Board).

7.   Tax Withholding.

     The Company shall have the right to require the Employee entitled to receive Common Stock pursuant to an Option exercise to remit to the Company, prior to the delivery of any certificates evidencing such Common Stock, an amount sufficient to satisfy any federal, state or local tax withholding requirements. Prior to the Company's determination of such withholding liability, the Employee may make an irrevocable election to satisfy, in whole or in part, such obligation to remit taxes, by directing the Company to withhold shares of Common Stock that would otherwise be received by such individual. Such election may be denied by the Committee in its discretion, or may be made subject to certain conditions specified by the Committee, including, without limitation, conditions intended to avoid the imposition of liability against the individual under Section 16(b) of the Exchange Act or Section 162(m) of the Code.

8.   Nontransferability of Option.

     This Option is transferable by the Employee by will, the laws of descent and distribution, pursuant to a qualified domestic relations order, and subject to such terms and conditions as the Committee shall specify in its sole discretion, (i) to an Employee's family members, (ii) to one or more trusts established in whole or in part for the benefit of one or more of such family members, (iii) to one or more entities which are owned in whole or in part by one or more such family members, or (iv) to any other individual or entity permitted under law and the rules of NASDAQ or any other national securities exchange on which the Common Stock is listed. The Option is exercisable during the Employee's lifetime only by the Employee or by a Permitted Transferee.

9.   Provisions of the Plan.

     This Option is subject to the provisions of the Plan, a copy of which is furnished to the Employee with the Option. In the event of an inconsistency between this Certificate and the terms of the Plan, the Plan shall govern.

     IN WITNESS WHEREOF, the Company has caused this Certificate to be executed under its corporate seal by its duly authorized officer. This Option shall take effect as a sealed instrument.


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                                             B/E AEROSPACE, INC.



                                             By: _____________________
                                                 Name:
                                                 Title:

Dated:  As of  ______________________